SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 1)*
Polycom, Inc.
(Name of Issuer)
Common Stock, par value $0.0005 per share
(Title of Class of Securities)
73172K 10 4
(CUSIP Number)
Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 15, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,009,307

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,009,307

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,009,307

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,841,585

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,841,585

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,841,585

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,841,585

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,841,585

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,841,585

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the "Amendment No. 1").  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
On April 20, 2016, the Reporting Persons issued the following statement in connection with the announcement on April 15, 2016 of the definitive agreement for Mitel Networks Corporation ("Mitel") to acquire the Issuer for $13.68 per share in a cash and stock transaction:
The Reporting Persons are highly supportive of the transaction and entered into a Voting Agreement (defined and described in Item 6 below) with Mitel and Meteor Two, Inc. ("Merger Sub"), an indirect wholly owned subsidiary of Mitel. The Reporting Persons believe this transaction can create significant equity value for both Mitel's and the Issuer's shareholders as the new company is expected to realize approximately $160 million of synergies. The Reporting Persons believe the combined company will generate approximately $600 million of EBITDA in 2017 and $650 million of EBITDA in 2018. By 2018, the Reporting Persons expect the combined company to rapidly de-lever while generating significant cash flow, positioning the combined company for additional M&A after the Issuer is successfully integrated. Based on an EBITDA multiple range of 6-7x, the Reporting Persons believe Mitel's share price could appreciate by approximately 35-60% in the next twelve months. The Reporting Persons have increased their share equivalent ownership of Mitel since the transaction was announced because of this unique value creation opportunity.
The Reporting Persons have high regard for Mitel's management team. In Mitel's acquisition of Aastra Technologies Limited ("Aastra") in 2014, Mitel merged two companies with approximately $570 million of revenue each to create a $1.1 billion revenue enterprise. The Aastra acquisition generated significant equity value creation as the combined company outperformed its initial synergy target of $50 million and the Reporting Persons believe is on track to deliver approximately $100 million in total synergies.  The $100 million of total expected synergies equates to approximately 10% of the combined cash expense base of the two companies prior to the transaction.  The Reporting Persons understand that these synergies were realizable despite minimal geographic overlap between Mitel and Aastra.  Overall, the Reporting Persons believe Mitel's management has an impressive M&A integration track record.
THE INFORMATION CONCERNING MITEL, THE ISSUER AND AASTRA CONTAINED IN THIS ITEM 4 HAVE BEEN TAKEN FROM, OR ARE BASED UPON, PUBLICLY AVAILABLE DOCUMENTS ON FILE WITH THE SEC AND OTHER PUBLICLY AVAILABLE INFORMATION. THE REPORTING PERSONS HAVE NO ACTUAL KNOWLEDGE THAT WOULD INDICATE THAT STATEMENTS RELATING TO MITEL, THE ISSUER OR AASTRA CONTAINED IN THIS ITEM 4 THAT ARE MADE IN RELIANCE UPON PUBLICLY AVAILABLE INFORMATION ARE FALSE OR MISLEADING. THE REPORTING PERSONS WERE NOT INVOLVED IN THE PREPARATION OF SUCH INFORMATION AND ARE NOT IN A POSITION TO VERIFY SUCH INFORMATION AND STATEMENTS. ALL INFORMATION CONTAINED IN THIS ITEM 4 RELATING TO ANY PERSON OTHER THAN THE REPORTING PERSONS IS BASED ONLY ON THE KNOWLEDGE OF THE REPORTING PERSONS.
THE STATEMENTS CONTAINED HEREIN ARE NOT A RECOMMENDATION TO OTHER STOCKHOLDERS OR INVESTORS TO TENDER THEIR SHARES OR OTHERWISE. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE PROSPECTUS/JOINT PROXY STATEMENT PREPARED BY MITEL AND THE ISSUER CAREFULLY WHEN IT BECOMES AVAILABLE.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. The forward-looking statements in this Item 4 are based on the Reporting Persons' current intent, belief, expectations, estimates and projections regarding the Issuer and Mitel and projections regarding the industry in which they operate. Any changes in these assumptions or other factors could cause actual results to differ materially from current expectations. Risks that could cause actual results to differ from forward-looking statements  are described under the heading (i) "Risk Factors" in Mitel's Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC and Canadian securities regulatory authorities on February 29, 2016, and in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016 and (ii) the inherent uncertainty associated with financial or other projections; the integration of Mitel and the Issuer and the ability to recognize the anticipated benefits from the combination of Mitel and the Issuer; the ability to obtain required regulatory approvals for the transaction, the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the expected benefits of the transaction; the risk that the conditions to the transaction are not satisfied on a timely basis or at all and the failure of the transaction to close for any other reason; risks relating to the value of the Mitel common shares to be issued in connection with the transaction; the anticipated size of the markets and continued demand for Mitel and the Issuer products and services, the impact of competitive products and pricing and disruption to Mitel's and the Issuer's respective businesses that could result from the announcement of the transaction; and access to available financing on a timely basis and on reasonable terms, including the refinancing of Mitel and the Issuer debt to fund the cash portion of the consideration in connection with the transaction These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.
ITEM 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) As of the close of business on April 19, 2016, Elliott, Elliott International and EICA collectively beneficially owned an aggregate of 8,850,892 shares of Common Stock, constituting approximately 6.6% of all of the outstanding shares of Common Stock.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 133,913,851 shares of Common Stock outstanding as of February 22, 2016, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 29, 2016.
As of the close of business on April 19, 2016, Elliott beneficially owned 3,009,307 shares of Common Stock, constituting approximately 2.2% of the shares of Common Stock outstanding.
As of the close of business on April 19, 2016, Elliott International beneficially owned 5,841,585 shares of Common Stock, constituting approximately 4.4% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International, may be deemed to beneficially own the 5,841,585 shares of Common Stock beneficially owned by Elliott International, constituting approximately 4.4% of the shares of Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On April 15, 2016, in connection with the execution of the Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Mitel, Elliott entered into a Voting Agreement with Mitel and Merger Sub (the "Voting Agreement"). Under the terms of the Voting Agreement, Elliott has agreed, among other things, to vote its shares of Common Stock in favor of the adoption of the Merger Agreement, as well as such other matters set out in the Voting Agreement.
The Voting Agreement also contains a "lock-up" provision that, subject to limited exceptions, prevents Elliott from transferring its Common Stock until the earlier of the termination of the Voting Agreement in accordance with its terms and the receipt of approval by the Issuer's stockholders of the Merger.
In addition, the Voting Agreement provides that Elliott shall not take any actions that would be inconsistent with certain customary restrictions to which Mitel is subject regarding Mitel's ability to (A) solicit proposals from third parties with respect to transactions involving the sale of Mitel (a "Mitel Acquisition Proposal") and (B) provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other actions regarding any such Mitel Acquisition Proposals, with customary exceptions for Mitel Acquisition Proposals that are, or could reasonably be expected to lead to a transaction that is more favorable from a financial point of view to Mitel's shareholders (after taking account relevant terms and conditions of such Mitel Acquisition Proposal).
The Voting Agreement terminates upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, and (iii) the date of any amendment to the Merger Agreement that reduces the amount, or changes the form, of the consideration payable to the Issuer's stockholders.
The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Voting Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to include the following exhibit:
Exhibit 99.1 – Voting Agreement, dated as of April 15, 2016, by and among Polycom, Inc. and Elliott Associates, L.P.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	April 20, 2016
ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President